Filed by Cinergy Corp.

Pursuant to Rule 425 under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company:  Cinergy Corp.

Commission File No. 333-126318

Committed to Customers and Communities

	Duke Power Duke Energy’s electric utility company	Cincinnati Gas & Electric (CG&E), PSI Energy (PSI), Union Light Heat & Power (ULH&P) Cinergy’s electric and gas utility companies

Regulated Businesses Overview

Duke Power, a business unit of Duke Energy, serves approximately 2.2 million electric customers in a 22,000-square-mile area of North Carolina and South Carolina. Duke Power’s total system generating capability is approximately 19,900 megawatts.

CG&E and PSI (electric only) are regulated Ohio, Indiana and Kentucky utility operating companies of Cinergy. ULH&P is an affiliate of CG&E. They serve 1.5 million electric customers and about 500,000 gas customers in a 25,000-square-mile service territory. Cinergy owns 13,300 megawatts of generation.

Service & Reliability	• Experienced continuous reduction in number of outages over the last 10 years • Two-time winner of Edison Electric Institute Emergency Response Award

•  Exceeds PUCO standard for customer reliability

•  Consistently excels in the region for emergency planning and service restoration after major storms

•  Edison Electric Institute Emergency Assistance Award winner (2004)

Customer Satisfaction

•  Ranks highest in customer satisfaction with residential electric service in the Southern U.S. in J.D. Power and Associates’ 2005 electric utility residential customer satisfaction study*

•  Ranks No.1 in the Southeast and No. 3 nationally for customer satisfaction with large manufacturing and institutional customers in 2005 TQS Research Key Account National Benchmark Survey

•  Joins Cinergy as the second energy company in the nation to have its call centers certified by J.D. Power and Associates for providing an outstanding customer service experience (2005)*

•  Ranked fourth out of 30 electric and gas utilities by the American Customer Satisfaction Index

•  Consistently outperforms regional and national customer satisfaction averages as measured by multiple independent indices

•  Ranks twelfth nationally for customer satisfaction with large manufacturing and institutional customers in 2005 TQS Research Key Account National Benchmark Survey

•  First energy company in the nation to have its call centers certified by J.D. Power and Associates for providing an outstanding customer service experience (2005)*

•  Tied for fifth out of 30 electric and gas utilities by the American Customer Satisfaction Index

Customer Rates	• 1995 average retail cost per kilowatt-hours: 5.58 cents • 2004 average retail cost per kilowatt-hours: 5.80 cents	• 1995 combined average retail cost per kilowatt-hours: 5.37 cents • 2004 combined average retail cost per kilowatt-hours: 5.70 cents
1995 U.S. national average per kilowatt-hours 7.17 cents 2003 U.S. national average per kilowatt-hours 7.48 cents (2004 average not yet available)
Economic Development

•  Twenty full-time staff supports economic development efforts in 54 counties

•  Provided $350,000 to local economic development organizations and $50,000 in marketing assistance to both states

•  $977,000 given to the Carolinas Investment Fund

•  Offers economic development incentive rider rates

•  Granted $250,000 to Central Piedmont Community College for economic development-related work force training

•  Ten full-time staff supports economic development efforts in 82 counties

•  Provided $250,000 to local economic development organizations

•  $200,000 in Cinergy Foundation support given for economic development projects

•  Provided $415,000 over a two-year period to the Indiana Economic Development Corp.

•  Offers economic development incentive rider rates

•  Named best or among 10-best utility economic development departments in the nation for six consecutive years by Site Selection magazine

Energy Assistance

•  Signature programs began in 1985 with the Share the Warmth program and provide heating and cooling assistance to low-income customers

•  More than $21 million has been contributed by The Duke Energy Foundation and Duke Power customers through Share The Warmth

•  The Duke Energy Foundation annually contributes $500,000 to Share the Warmth, $250,000 to the Cooling Assistance program and $60,000 to Fan Relief

•  Since the 1980s, three fuel fund programs: HeatShare (Ohio), Helping Hand (Ind.), and WinterCare (Ky.), have assisted low-income customers with paying their winter heating bills

•  Shareholders donate $250,000 annually to these programs - contributions are also received from customers and employees

•  To date, approximately $8.7 million has been distributed to low-income customers from shareholders, customers and employees

•  In 2004, more than $420,000 was distributed to low-income customers

• As part of a wholesale power profit-sharing agreement, an additional $2.65 million in bulk power marketing (BPM) revenues through 2007 will be directed annually to these low-income customer programs	• Continued support for customer-funded demand-side management - $4.3 million dedicated annually to low-income programs, such as home weatherization

*                 For more information about J.D. Power and Associates 2005 Electric Utility Residential Customer Satisfaction Studysm or J.D. Power and Associates Certified Call Centersm information, visit www.jdpower.com or call 1-866-842-7548.

	Duke Energy Parent company of Duke Power		Cinergy Parent company of CG&E and PSI
Philanthropy	2004 Corporate Giving*		2004 Corporate Giving*
	Foundation Disbursements	$13.7 million	Foundation Disbursements	$3.6 million
	Arts/Science Fund Contributions	$292,000	Arts Fund Contributions	$140,000
	United Way Contributions	$2 million	United Way Contributions	$777,000

	2004 Employee Giving*		2004 Employee Giving*
	Arts/Science Fund Contributions	$292,000	Arts Fund Contributions	$204,000
	United Way Contributions	$2.9 million	United Way Contributions**	$1.1 million

	Employees also donate significantly to their communities through their volunteer efforts		Employees also donate significantly to their communities through their volunteer efforts

	*	Duke Power contributions are included in Duke Energy corporate foundation disbursements	*	Regulated operations contributions are included in Cinergy corporate foundation disbursements
			**	Includes Greater Cincinnati and Central Indiana United Way campaigns only

Forward-Looking Statements

This document includes statements that do not directly or exclusively relate to historical facts.  Such statements are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  These forward-looking statements include statements regarding benefits of the proposed mergers and restructuring transactions, integration plans and expected synergies, anticipated future financial operating performance and results, including estimates of growth.  These statements are based on the current expectations of management of Duke and Cinergy.  There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this document.  For example, (1) the companies may be unable to obtain shareholder approvals required for the transaction; (2) the companies may be unable to obtain regulatory approvals required for the transaction, or required regulatory approvals may delay the transaction or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the transaction; (3) conditions to the closing of the transaction may not be satisfied; (4) problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; (5) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (6) the transaction may involve unexpected costs or unexpected liabilities, or the effects of purchase accounting may be different from the companies’ expectations; (7) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (8) the businesses of the companies may suffer as a result of uncertainty surrounding the transaction; (9) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and (10) the companies may be adversely affected by other economic, business, and/or competitive factors. Additional factors that may affect the future results of Duke and Cinergy are set forth in their respective filings with the Securities and Exchange Commission (“SEC”), which are available at www.duke-energy.com/investors and www.cinergy.com/investors, respectively.  Duke and Cinergy undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

In connection with the proposed transaction, a registration statement of Duke Energy Holding Corp. (Registration No. 333-126318), which includes a preliminary prospectus and a preliminary joint proxy statement of Duke and Cinergy, and other materials have been filed with the SEC and are publicly available. WE URGE INVESTORS TO READ THE DEFINITIVE JOINT PROXY STATEMENT-PROSPECTUS WHEN IT BECOMES AVAILABLE AND THESE OTHER MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT DUKE, CINERGY, DUKE ENERGY HOLDING CORP., AND THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the joint proxy statement-prospectus as well as other filed documents containing information about Duke and Cinergy at http://www.sec.gov, the SEC’s website. Free copies of Duke’s SEC filings are also available on Duke’s website at www.duke-energy.com/investors, and free copies of Cinergy’s SEC filings are also available on Cinergy’s website at www.cinergy.com/investors.

Participants in the Solicitation

Duke, Cinergy and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from Duke’s or Cinergy’s stockholders with respect to the proposed transaction.  Information regarding the officers and directors of Duke is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on March 31, 2005.  Information regarding the officers and directors of Cinergy is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on March 28, 2005.  More detailed information regarding the identity of potential participants, and their direct or indirect interests, by securities, holdings or otherwise, will be set forth in the registration statement and proxy statement and other materials to be filed with the SEC in connection with the proposed transaction.